EXHIBIT 99.1

AMERICAS GOLD AND SILVER CORPORATION ANNOUNCES ELECTION OF DIRECTORS AND ANNUAL MEETING VOTING RESULTS

TORONTO, ONTARIO – June 25, 2024 —Americas Gold and Silver Corporation (the “Company”) (TSX:USA; NYSE American: USAS) is pleased to announce that the nominees listed in the management proxy circular dated May 6, 2024 for the Company’s annual and special meeting of Shareholders held June 25, 2024 (the “Meeting”) were elected as directors of the Company at the Meeting. Detailed results of the vote for the election of directors held at the Meeting today in Toronto as well as the results for other matters voted on at the Meeting are set out below.

Nominee	Votes For	% For	Votes Against	% Against
Darren Blasutti	78,513,968	93.74%	5,239,457	6.26%
Christine Carson	78,714,392	93.98%	5,039,032	6.02%
Alex Davidson	72,063,020	86.04%	11,690,405	13.96%
Alan Edwards	78,866,933	94.17%	4,886,492	5.83%
Bradley Kipp	72,136,981	86.13%	11,616,443	13.87%
Gordon Pridham	72,092,830	86.08%	11,660,594	13.92%
Manuel Rivera	78,718,678	93.99%	5,034,747	6.01%
Lorie Waisberg	68,654,700	81.97%	15,098,725	18.03%

In addition, the Company’s shareholders passed a resolution to appoint PricewaterhouseCoopers LLP as auditors of the Company for the ensuing year and authorized the Directors to fix their remuneration. The Company’s shareholders also approved the issuance of up to 27,500,000 Common Shares, which is in excess of 25% of the issued and outstanding Common Shares of the Company (as at June 12, 2023), issuable upon the retraction of the Convertible Debentures.

The results of these matters considered at the Meeting are reported in the Report of Voting Results as filed on SEDAR+ (www.sedarplus.ca) on June 25, 2024. A total of 108,292,557 of the Company’s common shares were voted, representing 43.14% of total shares issued and outstanding as at the record date for the Meeting.

About Americas Gold and Silver Corporation

Americas Gold and Silver Corporation is a high-growth precious metals mining company with multiple assets in North America. The Company owns and operates the Cosalá Operations in Sinaloa, Mexico, manages the 60%-owned Galena Complex in Idaho, USA, and is re-evaluating the Relief Canyon mine in Nevada, USA. The Company also owns the San Felipe development project in Sonora, Mexico. For further information, please see SEDAR+ or www.americas-gold.com.

For more information:

Stefan Axell	Darren Blasutti
VP, Corporate Development & Communications	President and CEO
Americas Gold and Silver Corporation	Americas Gold and Silver Corporation
416-874-1708	416‐848‐9503